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                          September 16, 2022

       Mark Hilz
       Chief Operating Officer
       Heart Test Laboratories, Inc.
       550 Reserve St, Suite 360
       Southlake, Texas 76092

                                                        Re: Heart Test
Laboratories, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 12,
2022
                                                            File No. 333-267388

       Dear Mr. Hilz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven R. Jacobs, Esq.